

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

<u>Via Email</u>
Ms. Farzana K. Mitchell
Chief Financial Officer
CBL & Associates Properties, Inc.
2030 Hamilton Place Blvd, Suite 500
Chattanooga, TN 37421

> **Re: CBL & Associates Properties, Inc.**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 001-12494**
>
> **CBL & Associates Limited Partnership**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 333-182515-01**

Dear Ms. Mitchell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Same-center Net Operating Income, page 55</u>

1.   It appears that the NOI measures on page 56 are inclusive of NOI attributable to non-controlling interests in the OP. Please revise the labels of these non-GAAP measures in future filings to indicate that they include both the company's share and the non-controlling interests' share of property NOI and same-center NOI.

<u>Funds from Operations, page 81</u>

2.   We note your reconciliation of FFO and FFO, as adjusted on page 82. In future filings, please revise the labels of these non-GAAP measures to indicate that the measure represents Funds from operations of the Operating Partnership common unitholders and Funds from operations of the Operating Partnership common unitholders, as adjusted.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any questions.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Senior Assistant Chief Accountant